United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: State Street Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

STATE STREET EXPLICITLY REJECTS SYSTEMIC NATURE OF CLIMATE RISK, UNDERSCORING THE FAILURE TO PROTECT ITS DIVERSIFIED CLIENTS FROM CATASTROPHIC FINANCIAL RISK

New climate policy eliminates former recognition that climate change posed systemic risk

NOW MORE THAN EVER IT IS ESSENTIAL THAT SHAREHOLDERS VOTE “FOR” ITEM 6 ON THE STATE STREET PROXY, URGING THE COMPANY TO STUDY THE EFFECT OF ITS REJECTION OF SYSTEMS STEWARDSHIP ON ITS DIVERSIFIED CLIENTS

In its previous Notice of Exempt Solicitation (the “Original Notice”) filed on April 7, 2023, The Shareholder Commons urged shareholders to vote “FOR” Item 6, the shareholder proposal requesting that the Board of State Street Corporation (“State Street” or the “Company”) report on how its stewardship policies could be modified to protect its clients from conflicts of interest with the companies in which they invest.

The Original Notice carefully examines the Proposal and refutes the claims State Street makes in opposition. It explains that most of State Street’s clients and beneficiaries have diversified portfolios but that State Street’s stewardship activities do not generally account for diversification; they focus instead on raising the value of individual companies without regard to the impact this has on diversified portfolios. That focus is misguided when costs externalized by a company pursuing profits lead to systemic risks that threaten the portfolios of its diversified clients.

State Street has recently doubled down on its narrow and flawed strategy: the newest iteration of its climate policy deletes the following statement:

We believe climate change poses a systemic risk to all companies in our portfolio.

By eliminating this statement (along with making a number of other changes that weaken its position on climate), State Street is removing the critical acknowledgment that greenhouse gas emissions do not merely threaten the companies emitting them, but also pose a threat to all other portfolio companies.

State Street’s decision follows pressure from groups interested in supporting the fossil-fuel and other high-emitting industries. But while deprioritizing climate risk may favor a few companies, it threatens the long-term interests of diversified investors, including the ordinary savers whom State Street represents.

The Shareholder Commons urges you to vote FOR Item 6 on the proxy, the Shareholder Proposal requesting a report on conflicts of interests and cost externalization at the State Street Inc. Annual Meeting on May 6, 2023. Voting FOR the Proposal will encourage the Company to reconsider the most recent change in its climate policy.

For questions regarding the State Street Inc. Proposal submitted by James McRitchie, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.

TO VOTE YOUR PROXY FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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